United States securities and exchange commission logo





                             April 14, 2021

       Douglas Wurth
       Chief Executive Officer
       Good Works II Acquisition Corp.
       4265 San Felipe
       Suite 603
       Houston, TX 77027

                                                        Re: Good Works II
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 18,
2021
                                                            File No. 333-254462

       Dear Mr. Wurth:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure on page 1 and elsewhere that the anchor investors may purchase
                                                        $95 million of units in
the offering in addition to purchasing units in the private
                                                        placement. Please
disclose whether there is a ceiling on the amount that may be purchased by existing
stockholders and your anchor investors and quantify any ceiling. If there is no ceiling,
please disclose the potential material impact on the public investors.
                                                        Additionally, please
tell us whether the limited number of public investors would impact
                                                        the company   s listing
eligibility. Please add risk factor disclosure as appropriate.
 Douglas Wurth
Good Works II Acquisition Corp.
April 14, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                           Sincerely,
FirstName LastNameDouglas Wurth
                                                           Division of
Corporation Finance
Comapany NameGood Works II Acquisition Corp.
                                                           Office of Real
Estate & Construction
April 14, 2021 Page 2
cc:       Cavas S. Pavri, Esq.
FirstName LastName